Tencent and 58.com Enter Strategic Partnership to Strengthen Local Services Ecosystem

- Tencent to invest US$736 million and take 19.9% equity interest in 58.com -

BEIJING, China, June 27, 2014/PRNewswire—58.com Inc. (NYSE: WUBA) (“58.com”), China’s largest online marketplace serving local merchants and consumers, and Tencent Holdings Limited ("Tencent", SEHK: 00700), a leading provider of comprehensive Internet services in China, today jointly announced that Tencent has agreed to invest US$736 million in exchange for approximately 19.9% equity interest in 58.com on a fully-diluted basis.

Tencent has agreed to purchase 36,805,000 Class A and B ordinary shares at a purchase price of US$20 per ordinary share, corresponding to US$40 per American Depositary Share, each representing two ordinary shares. In addition, 58.com will use part of the proceeds from this transaction to repurchase 27,603,750 ordinary shares from existing pre-IPO shareholders.

Tencent and 58.com have agreed to use each other as the preferred partner in local services. Both companies will jointly build out next generation online-to-offline (“O2O”) services leveraging the combined strengths of their respective platforms.

58.com will solidify its leading position in local services by capturing traffic from Tencent’s various online properties such as QQ, Weixin, QQ.com, and QQ browser. Integrating 58.com’s services into these properties will further expand 58.com’s user base, improve the user experience by allowing users to access social tools to find recommended merchants, and help users improve the level of communication between each other and with merchants.

For Tencent, the investment further strengthens its expanding O2O eCommerce ecosystem in China, which also includes Dianping, Didi Dache, JD.com, Leju. Its large social user base will benefit from the broadening local services offering, select quality vendors or merchants leveraging social sharing online and enjoy an enhanced O2O user experience.  Tencent will help small and mid-sized enterprises and other merchants communicate with consumers via Weixin Official Accounts system or Enterprise QQ system, and complete transactions using Tencent’s online payment solutions.  Merchants will benefit from better customer relationship maangement and improved consumer targeting via location-based functions.

About 58.com Inc.

58.com Inc. (NYSE: WUBA) operates China’s largest online marketplace serving local merchants and consumers, as measured by monthly unique visitors on both its www.58.com website and mobile applications. The Company’s online marketplace enables local merchants and consumers to connect, share information and conduct business. 58.com’s broad, in-depth and high quality local information, combined with its easy-to-use website and mobile applications, has made it a trusted marketplace for consumers. 58.com’s strong brand recognition, large and growing user base, merchant network and massive database of local information create a powerful network effect. For more information on 58.com, please visit http://www.58.com.

About Tencent

Tencent uses technology to enrich the lives of Internet users. Every day, hundreds of millions of people communicate, share experiences, consume information, seek entertainment, and shop online through our integrated platforms. Our diversified services include QQ, Weixin and WeChat for communications; Qzone for social networking; QQ Game Platform for online games; QQ.com for information; as well as our eCommerce services.

Our company was founded in Shenzhen in 1998 and went public on the Main Board of the Hong Kong Stock Exchange in 2004. The Company has been one of the 50 constituent stocks of the Hang Seng Index since June 10, 2008, under stock code 00700. We seek to evolve with the Internet by investing in innovation, providing a hospitable environment for our partners, and staying close to our users.

For more information, please visit www.tencent.com/ir

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. 58.com may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about 58.com’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: 58.com’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow our user base and network of local merchants for our online marketplace; the growth of, and trends in, the markets for our services in China; the demand for and market acceptance of its brand and services; competition in our industry in China; its ability to maintain the network infrastructure necessary to operate its website and mobile applications; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect our users' information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and 58.com does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

58.com Inc.

ir@58.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com

Tencent

Investor Contact

Catherine Chan

Tel: +86 755 8601 3388 ext 88369 or +852 3148 5100

Email: cchan@tencent.com.hk

Media Contact

Limin Chen

Tel: +86 755 8601 3388 ext 56011

Email: liminchen@tencent.com